EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2009	2010	2011	2012

	(dollars in thousands)

Earnings:
Income before income taxes	$3,128	$8,166	$13,558	$15,699	$15,892
Add: Fixed charges	314	416	389	445	438
Total earnings	$3,442	$8,582	$13,947	$16,144	$16,330

Fixed Charges:
Interest expense	$62	$38	$20	$13	$13
Estimated interest component of rent expense	252	378	369	432	425
Total fixed charges	$314	$416	$389	$445	$438
Ratio of Earnings to Fixed Charges	11	21	36	36	37